BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 15, 2023

1.           DATE, TIME AND PLACE: Meeting held on May 15, 2023, at 2 p.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 24º floor, Chácara Santo Antônio, Zip Code 04794-000, São Paulo, São Paulo.

2.           CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt and Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3.           PRESIDING BOARD: Charmain: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.           AGENDA: Analysis and Approval of the Quarterly Financial Information for the Quarter ended March 31, 2023 (“1st ITR/2023”).

5.           RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decision was taken:

5.1.    Regarding the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, they approved the 1st ITR/2023, together with the management report, explanatory notes, and the opinion of the independent auditors.

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Minutes of the Ordinary Meeting of the Board of Directors held on May 15, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

6.           DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, May 15, 2023.

Bruno Machado Ferla

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on May 15, 2023.